SERIES SEED PREFERRED STOCK INVESTMENT AGREEMENT

This Series Seed Preferred Stock Investment Agreement (this "**Agreement**") is dated as of [Effective Date]   ], (the "**Agreement Date**") and is between New Entheogen Limited d/b/a SoundSelf, a Delaware corporation (the "**Company**"), New Entheogen Limited EB I, a series of Wefunder SPV, LLC, a Delaware limited liability company (the "**SPV-EB**") and New Entheogen Limited I, a series of Wefunder SPV, LLC, a Delaware limited liability company (the "**SPV-1**" and, together with the SPV-EB, the "**SPVs**"), and the holders of simple agreements for future equity convertible into securities of the Company (each, a "**SAFE**" and collectively, the "**SAFEs**") listed on Schedule 2 attached to this Agreement (each a "**SAFE-Holder**" and collectively, the "**SAFE-Holders**"; and, together with the SPVs, each a "**Purchaser**" and collectively the "**Purchasers**"). The Company and the Purchasers may be referred to herein as a "**Party**" or collectively as the "**Parties**."

The Parties hereby agree as follows:

1.   **Purchase and Sale of Preferred Stock**.

    1.1   **Sale and Issuance of Series Seed Preferred Stock**.

        1.1.1   The Company shall have adopted and filed with the Secretary of State of the State of Delaware on or before the Initial Closing (as defined below) the Amended and Restated Certificate of Incorporation, in substantially the form of Exhibit A attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time) (the "**Restated Charter**").

        1.1.2   Subject to the terms and conditions of this Agreement, (i) the SPV-EB agrees to purchase at the applicable Closing and the Company agrees to sell and issue to the SPV-EB that number of shares of Series Seed-1 Preferred Stock, par value $0.0001 per share (the "**Series Seed-1 Preferred Stock**"), set forth opposite the SPV-EB's name on Schedule 1, at a purchase price equal to the applicable Subscription Price (as defined below); (ii) the SPV-1 agrees to purchase at the applicable Closing and the Company agrees to sell and issue to the SPV-1 that number of shares of Series Seed-2 Preferred Stock, par value $0.0001 per share (the "**Series Seed-2 Preferred Stock**"), set forth opposite the SPV-1's name on Schedule 1, at a purchase price equal to the applicable Subscription Price; (iii) each SAFE-Holder agrees to purchase at the applicable Closing and the Company agrees to sell and issue to each SAFE-Holder, in the case of Shares (as defined below) issued in connection with the conversion of SAFEs, that number of shares of Series Seed-1 Preferred Stock or Series Seed-3 Preferred Stock, par value $0.0001 per share (the "**Series Seed-3 Preferred Stock**," and, together with the Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock, the "**Shares**" or the "**Series Seed Preferred Stock**"), set forth opposite such SAFE-Holder's name on Schedule 2, at a purchase price equal to the applicable Subscription Price; and (iv) each Purchaser and the Company agree to be bound by the obligations set forth in this Agreement. "**Subscription Price**" shall mean (a) $0.42115 per Share for the first 237,445 Shares sold by the Company to the SPV-EB, which Shares shall consist of Series Seed-1 Preferred Stock, (b) $0.46305 per Share for up to 863,837 Shares sold by the Company to the SPV-1, which Shares shall consist of Series Seed-2 Preferred Stock, and (c) $0.38148 per Share of Series Seed-3 Preferred Stock, or $0.42115 per Share of Series Seed-1 Preferred Stock, as applicable, issued to the SAFE-Holders in connection with the conversion of the SAFEs.

        1.1.3   The Company is offering Shares to the SPVs through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the U.S. Securities and Exchange Commission (the "**Commission**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority.

1.2 **Closing; Delivery.**

1.2.1 The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the Agreement Date at such time as is mutually agreed upon, orally or in writing, by the Company and the SPVs (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

1.2.2 At each Closing, the Company shall deliver to each Purchaser a certificate representing the Shares being purchased by such Purchaser at such Closing, unless the Board has resolved that such Shares are to be uncertificated. In the case of certificated Shares, the certificate may bear facsimile or electronic signatures in accordance with the Company's Bylaws. The Purchasers, as applicable, shall provide payment of the purchase price therefor by check payable to the Company, by wire or electronic transfer to a bank account designated by the Company, or by any combination of such methods.

1.3 **Conversion of Simple Agreements for Future Equity.** By executing and delivering this Agreement, each SAFE-Holder hereby irrevocably agrees that:

(a) The aggregate principal amount of all such SAFEs held by such SAFE-Holder is set forth on Schedule 2 under the column heading "SAFE Principal Conversion Amount," and is being tendered to the Company in exchange for the applicable Shares as set forth opposite such SAFE-Holder's name on Schedule 2;

(b) Such SAFE-Holder is the sole owner of all right, title and interest in and to the SAFE(s) corresponding to the amounts shown opposite such SAFE-Holder's name on Schedule 2;

(c) In the event that the Company issues and sells shares of Series Seed Preferred Stock pursuant to this Agreement, each SAFE-Holder's SAFE(s) shall automatically and without any action on the part of such SAFE-Holder convert into the number of shares of Series Seed-1 Preferred Stock or Series Seed-3 Preferred Stock, as set forth opposite such SAFE-Holder's name on Schedule 2, upon or following the applicable Closing;

(d) Such SAFE-Holder's Shares issued upon conversion of the applicable SAFE(s) will be issued in full and complete discharge and satisfaction of all obligations of the Company under such SAFE-Holder's SAFE(s), and such SAFE(s) will be terminated and of no further force and effect automatically immediately upon the Closing of the applicable SAFE conversion(s); and

(e) Such SAFE-Holder waives (i) all notices required by the terms of such SAFE-Holder's SAFE(s), and (ii) any actual, deemed or alleged breach or default with respect to such SAFE(s) on or prior to the date hereof.

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchasers that the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated.

2.1 **Organization, Good Standing, and Corporate Power**. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement.

2.2 **Authorization**. All corporate action required to be taken by the Company's Board of Directors (the "**Board**") and stockholders in order to authorize the Company to enter into the Agreement, and to issue the Shares at the Closing and the common stock of the Company, par value $0.0001 per share ("**Common Stock**"), issuable upon conversion of the Shares, has been taken or will be taken prior to the applicable Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Agreement, the performance of all obligations of the Company under the Agreement to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the applicable Closing. The Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.2 **Subsidiaries**. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.3 **Valid Issuance of Shares**. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement, the Shares will be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

3. **Representations and Warranties of the Purchasers**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1 **Authorization**. Such Purchaser has full power and authority to enter into the Agreement. This Agreement, when executed and delivered by such Purchaser, will constitute a valid and legally binding obligation of such Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 **Purchase Entirely for Own Account**. This Agreement is made with such Purchaser in reliance upon such Purchaser's representation to the Company, which by such Purchaser's execution of this Agreement, such Purchaser hereby confirms, that the Shares to be acquired by such Purchaser will be acquired for investment for such Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this

Agreement, such Purchaser further represents that such Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to any of the Shares.

3.3 **Disclosure of Information**. Such Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and such Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.4 **Restricted Securities**. Such Purchaser is acquiring the Shares solely for such Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. Such Purchaser understands that the Shares have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**") or any state securities laws by reason of specific exemptions under the provisions thereof, which depend in part upon the investment intent of such Purchaser and the other representations made by such Purchaser in this Agreement. Such Purchaser understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

3.4.1 Such Purchaser understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws, and that the Securities Act and the rules of the Commission provide in substance that such Purchaser may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom, after which certain state restrictions may apply. Such Purchaser understands that the Company has no obligation or intention to register the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even when the Shares become freely transferrable, a secondary market in the Shares may not develop. Consequently, such Purchaser understands that such Purchaser must bear the economic risks of the investment in the Shares for an indefinite period of time.

3.4.2 Such Purchaser (other than a SAFE-Holder) agrees that such Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

3.5 **No Public Market**. Such Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 **Legends**. Such Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

(a) "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTIONTHEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(b)   Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.7   Foreign Investors. If such Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code, as amended, such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Such Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of such Purchaser's jurisdiction.

3.8   Residence. If such Purchaser is an individual, then such Purchaser resides in the state or province identified in the address of such Purchaser set forth on Schedule 2. If such Purchaser is a corporation, limited liability company, partnership, or other entity, then the address of such Purchaser's principal place of business is set forth on Schedule 1 or Schedule 2, as applicable.

4.   Covenants of the Company.

4.1   Additional Rights and Obligations. If the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") that (a) have rights, preferences, or privileges that are more favorable than the terms of the Shares, such as price-based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the Purchasers with respect to the Shares (with appropriate adjustment for economic terms or other contractual rights), subject to such Purchaser's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (such documents, the "**Next Financing Documents**"). The Company shall pay the reasonable fees and expenses of one counsel for the Purchasers in connection with the Purchasers' review, execution and delivery of the Next Financing Documents. Notwithstanding anything herein to the contrary, subject to the provisions of Section 6.10, upon the execution and delivery of the Next Financing Documents by the Purchasers, this Agreement (excluding any then-existing and outstanding obligations) shall be amended and restated by and into such Next Financing Documents and shall be terminated and of no further force or effect.

4.2   Reservation of Common Stock. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Series Seed Preferred Stock, all Common Stock issuable from time to time upon conversion of that number of Shares equal to the total number of Shares authorized for issuance pursuant to the Restated Charter, regardless of whether or not all such shares have been issued at such time.

5.   Restrictions on Transfer; Drag Along.

5.1   Limitations on Disposition. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the shares of Series Seed Preferred Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") shall not make any disposition of all or any portion of any Securities unless:

(a)   there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)   such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 5.1(a) and (b), no such registration statement or opinion of counsel will be required of a Holder: (i) (other than a SAFE-Holder) for any transfer of any Securities in compliance with the Commission's Rule 501 of Regulation Crowdfunding, including transfers to the issuer, to an accredited investor, as part of an offering registered with the Commission, to a family member, in connection with a death or divorce, or to a trust controlled by the purchaser or created for the benefit of a family member, (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, or (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5.2   "Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 5.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 5.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.3 **Drag-Along Right**. If a Deemed Liquidation Event (as defined in the Restated Charter) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the Shares), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the Shares then-outstanding and (iii) the Board, then the Stockholder (as defined below) shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "**Drag-Along Shares**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3 including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.3 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "**Stockholder**" means the Purchasers and any transferee thereof.

5.4 **Exceptions to Drag-Along Right**. Notwithstanding the foregoing, the Stockholder need not comply with Section 5.3 above in connection with any proposed sale of the Company (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Drag-Along Shares, including representations and warranties that (i) the Stockholder holds all right, title, and interest in and to the Drag-Along Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms, and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b) the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Series Seed Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d)   liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder; or

(e)   upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Series Seed Preferred Stock elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series Seed Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Charter in effect immediately prior to the Proposed Sale.

6.   **Miscellaneous**.

6.1   **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Stockholder may transfer Shares unless each transferee agrees to be bound by the terms of this Agreement.

6.2   **Governing Law**. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3   **Counterparts; Facsimile or Electronic Signature**. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4   **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this Agreement shall be deemed to be references to the sections of this Agreement, unless otherwise specifically stated herein.

6.5   **Notices**. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or:

(a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective Parties at their address as set forth on <u>Schedule 1</u> or <u>Schedule 2</u>, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 6.5.

6.6   **Consent to Electronic Notice**. Each Purchaser consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the email address set forth below each Purchaser's name on <u>Schedule 1</u> or <u>Schedule 2</u> as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected email address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Purchaser agrees to promptly notify the Company of any change in its email address, and that failure to do so shall not affect the foregoing.

6.7   **Amendments and Waivers**. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then-outstanding Shares (or Common Stock issued on conversion thereof). Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Shares in accordance with Section 6.1 will not require any further consent. Any amendment or waiver effected in accordance with this Section 6.7 will be binding upon each Purchaser and each transferee of the Shares (or the Common Stock issuable upon conversion thereof) or Common Stock from such Purchaser, as applicable, and each future holder of all such securities, and the Company.

6.8   **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

6.9   **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

6.10   **Termination**. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Section 2 will terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Charter, as amended from time to time and (z) notwithstanding anything to the contrary herein, Section 1, Section 2, Section 3, and this Section 6 will survive any termination of this Agreement.

6.11 <u>Entire Agreement</u>. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Charter constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled.

6.13 <u>Dispute Resolution</u>. The Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware (the "**Dispute Resolution Jurisdiction**") for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the ; and (c) hereby waive, and agree not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction. Each of the Parties to this Agreement consents to personal jurisdiction for any equitable action sought in the Dispute Resolution Jurisdiction having subject matter jurisdiction.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

New Entheogen Limited d/b/a SoundSelf

Founder Signature

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

[ENTITY_NAME] _____

By: *Investor Signature*   **By:** _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited